FINAL ADDENDUM AND CLOSING TO
                     A PLAN OF REVERSE ACQUISITION
   AMONG AQUAPURE INTERNATIONAL, INC., WATER STAR BOTTLING, INC., GEYSER
               PRODUCTS, LLC AND THE THEME FACTORY, INC.


This Final Addendum and Closing (this "Final Addendum and Closing ") dated the 9th day of March, 2001 amends the prior agreements of the Definitive Agreement and Plan of Reverse Acquisition among the Theme Factory, Inc. And AquaPure International, Inc, (the "TMFT\API Agreement") entered into between The Theme Factory, Inc ("TMFT") and AquaPure International, Inc. ("API"); and the Definitive Agreement and Plan of Acquisition Among The Theme Factory, Inc. and Water Star Bottling, Inc. (And 85% Owned Subsidiary Geyser Products, LLC) (the "TMFT\WBI Agreement"), entered into between TMFT and Water Star Bottling, Inc. (including its 85% held subsidiary Geyser Products, LLC) (or "WBI Group").

     Whereas, collectively TMFT, API, and WBI Group shall be called the "Parties" in this Final Addendum.

     NOW THEREFORE, the Parties agree tot he following amendments to the TMFT\API Agreement and the TMFT\WBI Agreement.

     1. The Board of Directors of TMFT agree to adopt an Employee Stock Plan effective on the 9th day of March, for a aggregate of five million shares of common stock at the fair market value of $0.05 per share. Such shares would be issued post- dividend to a 300% dividend authorized by TMFT ("Post-Dividend").

     2. The Parties Agree to file on Form S-8 registration according to the Securities Act of 1933, as amended, for 270,000 shares Post-Dividend for persons under the Employee Stock Plan. Such shares registered on Form S-8, would be subject to a leak out agreement, as agreed to by the Parties.

     3. The Parties agree that any shares put to the Company by Mr. Merrell would be deducted from the shares subject to any call rights by the Company; the Parties agree that any shares called by the Company would be deducted from the shares subject to any put rights by Mr. Merrell, in accordance with the Merrell Put Call option.

     4. The Parties Agree that any stock received by brokers, finders, consultants, or legal advisors according to these agreements shall be Post-Dividend.

     5. The Parties have agreed to sell the corporate name "The Theme Factory Inc" to Gerald and Elaine Konefsky for a value of $10.00.

     6. The Parties agree that the final Closing of the TMFT\API Agreement and the TMFT\WBI Agreement transpired at 4:00 PM EST on the 9th day of March, 2001.

IN WITNESS WHEREOF, the following undersigned have executed and bound by this Final Addendum and closing this 9th day of March, 2001.

THE THEME FACTORY, INC.

By: /s/ David C. Merrell
    --------------------
Name: David C. Merrell
Title: President

DAVID C. MERRELL
/s/ David C. Merrell
   ---------------------

AQUAPURE INTERNATIONAL, INC.

By: /s/ T.G. Miller
   ----------------------
Name: T.G. Miller
Title: President/Secretary

WATER STAR BOTTLING, INC.

By: /s/ C. Mike Vance
    --------------------
Name: C. Mike Vance
Title: President